Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Inter Parfums, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

458334 10 9
CUSIP NUMBER

Joseph A. Caccamo
Caccamo & Associates, P.C.
c/o Inter Parfums, 551 5th Avenue - 15th Fl.
New York, NY 10176
Tel. 484.624.4400
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications)

December 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be  "filed " for the purpose of section 18 of the Securities Exchange Act of 1934 ( "Act ") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]
            (b) [   ]

3. SEC Use Only

4. Source of Funds (see instructions): Not Applicable. See explanatory note.

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization: France

Number of shares beneficially owned by each reporting person with:

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-

8. Shared Voting Power: 7,036,585

9. Sole Dispositive Power: 7,036,585

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,036,585

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13. Percent of Class Represented by Amount in Row 11: 23.0%

14. Type of Reporting Person (See Instructions):  IN

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin Holding SAS

2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]
            (b) [   ]

3. SEC Use Only

4. Source of Funds (see instructions): Not Applicable. See explanatory note.

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

            France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-

8. Shared Voting Power: 6,722,660

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 6,722,660

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,722,660

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [   ]

13. Percent of Class Represented by Amount in Row 11: 22.0%

14. Type of Reporting Person (See Instructions): CO

EXPLANATORY NOTE: This Schedule 13D is filed because Philippe Benacin has transferred for no consideration substantially all of his shares of Common Stock of Inter Parfums, Inc. to Philippe Benacin Holding SAS, his personal holding company. Mr. Benacin owns 99.99% of the capital stock of Philippe Benacin Holding SAS. This transaction did not result in any change of control of Inter Parfums, Inc., but merely a change in the form of beneficial ownership of Mr. Benacin.

Item 1.  Security and Issuer.  Common Stock, $.001 par value per share ( "Common Stock "); Inter Parfums, Inc. (the  "Company "), 551 Fifth Avenue, New York, New York 10176

Item 2.  Identity and Background.

Philippe Benacin

            (a) Name: Philippe Benacin

            (b) Residence or business address: Interparfums, S.A, 4, Rond Point Des Champs Elysees, 75008 Paris, France

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Mr. Benacin is Vice Chairman of the Board of Directors, President of the Company and the Chief Executive Officer of Interparfums, S.A., a majority-owned subsidiary of the Company, with its offices at 4, Rond Point Des Champs Elysees, 75008 Paris, France. He is a co-founder of the Company with Mr. Jean Madar.

            (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case. None.

            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order. None.

            (f):  Citizenship:  France

Philippe Benacin Holding SAS

            (a) Name: Philippe Benacin Holding SAS

            (b) Residence or business address: c/o Interparfums, S.A, 4, Rond Point Des Champs Elysees, 75008 Paris, France

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Philippe Benacin Holding SAS is the personal holding company of Philippe Benacin, who owns 99.99% of the capital stock of Philippe Benacin Holding SAS.

            (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case. None.

            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order. None.

            (f):  Citizenship:  France

Item 3. Source and Amount of Funds or Other Consideration.

            Philippe Benacin has transferred for no consideration substantially all of his shares of Common Stock of Inter Parfums, Inc. to Philippe Benacin Holding SAS, his personal holding company.

Item 4. Purpose of Transaction. State the purpose or purposes of the acquisition of securities of the issuer.

            Philippe Benacin has transferred for no consideration substantially all of his shares of Common Stock of Inter Parfums, Inc. to Philippe Benacin Holding SAS, his personal holding company, for personal reasons, including potential personal tax benefits.

            Philippe Benacin and Philippe Benacin Holding SAS have present no plans or proposals which may relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Philippe Benacin

(a) Amount Beneficially Owned and Percent of Class:

7,036,585 shares of Common Stock[1] , or 23.0%[2]

(b) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  7,036,585[3]
(iii) sole power to dispose or to direct the disposition of:  7,036,585
(iv) shared power to dispose or direct the disposition of:  -0-

Philippe Benacin Holding SAS

(a) Amount Beneficially Owned and Percent of Class:

            6,722,660 shares of Common Stock, or 22.0%[2]

(b) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  6,722,660[3]
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or direct the disposition of:  6,722,660

[1] Consists of 200,000 shares held directly, 6,722,660 shares held indirectly through Philippe Benacin Holding SAS, a personal holding company, and options (vested or exercisable within 60 days) to purchase 113,925 shares.
[2] Based upon 30,539,381 shares of common stock outstanding as reported by the Company in its Quarterly Report on Form 10-Q as filed on November 7, 2011.
[3] Jean Madar, the Chairman of the Board and Chief Executive Officer of the Company and Philippe Benacin, the Vice Chairman of the Board and President of the Company, have a verbal agreement or understanding to vote their shares in a like manner. Each of Messrs. Madar and Benacin own 99.99% of their respective personal holding companies.

(c) Transactions in past 60 days: On December 16, 2011 Philippe Benacin transferred for no consideration 3,556,596 shares of Common Stock of Inter Parfums, Inc. to Philippe Benacin Holding SAS, his personal holding company. Mr. Benacin owns 99.99% of the capital stock of Philippe Benacin Holding SAS. This transaction did not result in any change of control of Inter Parfums, Inc., but merely a change in the form of beneficial ownership of Mr. Benacin.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Philippe Benacin owns 99.99% of Philippe Benacin Holding SAS, a personal holding company, and therefore has the power to cause Philippe Benacin Holding SAS to vote and dispose of shares of Common Stock.

            In addition, Philippe Benacin and Jean Madar, the Chairman of the Board and Chief Executive Officer of the Company, have a verbal agreement or understanding to vote their shares of Common Stock in a like manner. Mr. Madar likewise owns 99.99% of his personal holding company, Jean Madar Holding SAS. Mr. Madar and Jean Madar Holding SAS are filing a separate Schedule 13D in respect of their beneficial ownership of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

[Balance of this page intentionally left blank- signatures follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011	/s/ Philippe Benacin Philippe Benacin
Dated: December 21, 2011	Philippe Benacin Holding SAS by: /s/ Philippe Benacin Philippe Benacin, President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

Philippe Benacin and Philippe Benacin Holding SAS hereby agree that the Schedule 13D relating to beneficial ownership of Common Stock of Inter Parfums, Inc., to which this Agreement is attached, is filed on behalf of each of them.

Dated: December 21, 2011	/s/ Philippe Benacin Philippe Benacin
Dated: December 21, 2011	Philippe Benacin Holding SAS by: /s/ Philippe Benacin Philippe Benacin, President